UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 between Epicsoft Asia Pte. Ltd. (the “Borrower”), a wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company” or “GCL”), and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD5,000,000 (the “Facility Agreement”), the Company issued to OCBC a warrant (the “Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”). The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. The Warrant was issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has agreed to file a registration statement for the public resale of all of the Warrant Shares as soon as reasonably practicable within six months of the date of the Warrant which is July 7, 2025.

The foregoing summary of the terms of the Warrant is subject to, and qualified in its entirety, by such document, a copy of which is being filed as Exhibit 4.1 to this Form 6-K.

Exhibits

4.1	Warrant dated July 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 8, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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